Navios Maritime Holdings Inc. Reports Financial Results for the

Fourth Quarter

and Year Ended December 31, 2007

•	239% Increase in Annual EBITDA - 76% Increase in Adjusted EBITDA
•	1,031% Increase in Quarterly EBITDA - 101% Increase in Adjusted EBITDA
•	Announces 35% Dividend Increase to $0.09 per share
•	Announces Share Repurchase Program of $50.0 Million
•	$167.5 million Gain from the Sale of Vessels

PIRAEUS, GREECE, February 21, 2008, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: “NM”), a global, vertically integrated seaborne shipping and logistics company, today reported its financial results for the fourth quarter and the year ended December 31, 2007.

Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings, stated, “We are delighted with our operational performance for the year. Our fleet of 62 vessels, consisting of 6.0 million dwt with an average age of 4.3 years, is one of the largest and most modern of any US-listed dry bulk company. In addition, we have successfully launched several strategic initiatives that have positioned Navios Holdings to capitalize on the continued consolidation opportunity within our industry.”

Throughout this press release, “Adjusted EBITDA” for the fourth quarter and year ended December 31, 2007 is defined as EBITDA, excluding a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners and including amounts otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).

2007 HIGHLIGHTS AND RECENT DEVELOPMENTS

Navios Maritime Partners L.P.: In November of 2007, Navios Maritime Partners L.P. (‘‘Navios Partners’’) completed its initial public offering, and Navios Holdings sold its interests in eight vessels in exchange for (1) gross cash consideration of $353.3 million, (2) a 41.2% subordinated partnership interest and (3) a 2% general partner interest, which is entitled to certain incentive distribution rights. In total, Navios Holdings owns a 43.2% interest in Navios Partners. Navios Holdings recorded a gain of $167.5 million from the sale of these vessels.

Logistics Business: In January of 2008, Navios Holdings contributed $112.2 million in cash and the stock of Corporation Navios Sociedad Anonima for a 63.8% interest in Navios South American Logistics Inc. (“Navios Logistics”). Navios Logistics, in turn, acquired ownership of the Horamar Group, a family-owned group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Navios Logistics paid $112.2 million in cash and shares representing 36.2% of Navios Logistics. Of the amounts paid, $5 million in cash and $15 million in shares of Navios Logistics were placed in escrow, payable upon the attainment of certain EBITDA targets through December 2008.

Acquisition of Kleimar: In February of 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar owns and operates Capesize and Panamax vessels and has an extensive Contract of Affreightment (“COA”) business, a large percentage of which involves transporting cargo to China.

Warrants / Equity Increase:  In January of 2007, Navios Holdings closed a tender offer to warrant holders, under which approximately 32.1 million warrants were exercised. Of this amount, approximately 14.2 million warrants were exercised by payment of the $5.00 exercise price and approximately 17.9 million warrants were exercised by exchange of warrants for shares. As a result, $71.2 million of gross cash proceeds were raised and approximately 19.9 million new shares of common stock were issued. In addition, during 2007, Navios Holdings received $48.1 million from the voluntary exercise of approximately 9.6 million warrants. Finally, in May of 2007, Navios Holdings issued 13,225,000 shares of common stock in a secondary offering of common stock, raising gross cash proceeds of $132.2 million.

Dividend: The Board of Directors of Navios Holdings has declared a quarterly cash dividend in respect of the fourth quarter of 2007 of $0.09 per common share, payable on March 18, 2008 to stockholders of record as of March 10, 2008. This dividend represents a 35% increase from Navios Holdings’ prior quarterly dividend of $0.0666 per share.

Share Repurchase Authorization: The Board of Directors approved a share repurchase program for up to $50 million of the Navios Holdings’ common stock. The Board will review the program periodically. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases will be subject to restrictions under our credit facility and indenture.

2007 FINANCIAL HIGHLIGHTS

•	Adjusted EBITDA increased by 76% to $191.4 million in 2007 from $108.5 million in 2006

•	Adjusted Net Income increased by 222% to $103.5 million for 2007 from $32.1 million in 2006
•	Net debt to book capitalization was reduced to 7.4% as at December 31, 2007 from 53.7% as at December 31, 2006
•	Shareholders’ Equity increased by 180.5% to $769.2 million from $274.2 million

Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings, stated, “We are pleased with our financial performance for 2007. The strength of our financial performance and balance sheet provides Navios Holdings with ample liquidity and considerable flexibility as we continue to take advantage of market opportunities and return capital to our investors.”

For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of operations for the three-month period ended December 31, 2007 and 2006 and consolidated statement of operations for the year ended December 31, 2007 and 2006. The 2007 and 2006 information was derived from the unaudited financial statements for the respective years. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.

Fourth Quarter 2007 Results (in thousands of US Dollars):

	Three Months ended December 31, 2007	Three Months ended December 31, 2006
Revenue	$308,530	$51,815
EBITDA	$214,756	$18,984
Adjusted EBITDA (*)	$49,037	$24,345
Net income / (loss)	$196,516	$(5,721)
Adjusted Net income (**)	$29,005	$5,349

(*)

Adjusted EBITDA for the three months ended December 31, 2007 excludes a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners and includes $1.8 million that is otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Adjusted EBITDA for the three months ended December 31, 2006, excludes the write off of a doubtful receivable amounting to $5.4 million.

(**)

Adjusted Net income for the three months ended December 31, 2007, excludes a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners. Adjusted Net income for the three months ended December 31, 2006, excludes write offs of (a) a doubtful receivable amounting to $5.4 million and (b) deferred financing fees amounting to $5.7 million.

Revenue from vessels operations for the three months ended December 31, 2007 was $306.6 million as compared to $50.2 million for the same period during 2006. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2007 as compared to those in 2006. The achieved TCE rate per day, excluding FFAs, increased 139.9% from $17,692 per day in the fourth quarter of 2006 to $42,447 per day in the same period of 2007. The available days for the fleet increased 121.5% to 6,094 in the fourth quarter of 2007 from 2,751 days in the same period of 2006.

Revenue from port terminal operations was approximately $1.9 million in the fourth quarter of 2007 as compared to $1.6 million during the same period of 2006. The port terminal throughputs in the fourth quarter of 2007 were 622,929 tons as compared to 417,400 tons in the same period of 2006.

EBITDA for the fourth quarter of 2007 of $214.8 million was favorably affected by a $167.5 million gain relating to the sale of assets to Navios Partners. In addition, EBITDA does not include $1.8 million that is otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Taking into account these items, EBITDA for the quarter would have been $49.0 million as compared to $24.3 million for the same period in 2006 (affected by a one-time charge relating to the write off of a doubtful receivable of $5.4 million). The increase in EBITDA of $24.7 million was primarily due to an increase in revenue by $256.7 million from $51.8 million in the fourth quarter of 2006 to $308.5 million for the same period in 2007, an increase in gain of FFA trading by $5.7 million from $0.4 million for the fourth quarter of 2006 to $6.1 million for the same period in 2007, an increase of $1.8 million relating to finance lease accounting described herein, and an increase in interest income from investments in finance leases by $0.9 million. This overall favorable variance of $265.1 million was mitigated mainly by the increase in time charter, voyage and port terminal expenses by $233.5 million from $19.5 million in the fourth quarter of 2006 to $253.0 million for the same period in 2007, an increase in general and administrative expenses by $5.2 million from $3.1 in the fourth quarter of 2006 to $8.3 million for the same period in 2007 (excluding the $0.6 million share-based compensation for the fourth quarter of 2007), an increase in direct vessel expenses by $1.4 million from $5.1 million in the fourth quarter of 2006 to $6.5 million for the same period in 2007 (excluding the amortization of deferred dry dock and special survey costs), an increase in net other expenses by $1.3 million from $0.5 million other income in the fourth quarter of 2006 to $0.8 million other expense for the same period in 2007 and a net increase of $1.0 million in all other categories (provision for losses on accounts receivable and equity in net earnings of affiliated companies).

Net income for the fourth quarter ended December 31, 2007 was favorably affected a $167.5 million gain from the sale of assets to Navios Partners. Ignoring the effect of this item, net income for the quarter would have been $29.0 million as compared to $5.4 million net income for the comparable period in 2006 (affected by one-time charges relating to write offs of a doubtful receivable of $5.4 million mentioned above and deferred loan financing costs of $5.7 million). The resultant increase of net income by $23.6 million was due to the $24.7 million increase in EBITDA and the increase in interest income by $3.9 million. The increase was mitigated by i) a $1.2 million increase in interest expense (excluding the effect of the one-time charge relating to write off of deferred loan finance costs of $5.7 million), ii) a $0.9 million increase in depreciation and amortization expense, iii) a $0.6 million increase in share-based compensation expense, iv) the $1.8 million relating to finance lease accounting, and v) the increase in income taxes by $0.5 million, an effect of the acquisition of Kleimar in February 2007.

Year 2007 Results (in thousands of US Dollars):

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenue	$758,420	$205,375
EBITDA	$349,875	$103,177
Adjusted EBITDA (*)	$191,413	$108,538
Net income	$271,001	$21,069
Adjusted Net income (**)	$103,490	$32,139
(*)

Adjusted EBITDA for the year ended December 31, 2007, excludes a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners and includes a $9.0 million that is otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Adjusted EBITDA for the year ended December 31, 2006, excludes write offs of (a) a doubtful receivable amounting to $5.4 million.

(**)

Adjusted Net income for the year ended December 31, 2007, excludes a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners. Adjusted Net income for the year ended December 31, 2006, excludes write offs of (a) a doubtful receivable amounting to $5.4 million and (b) deferred financing fees amounting to $5.7 million.

Navios Holdings earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations. Revenue from vessels operations for the year ended December 31, 2007 was $748.7 million as compared to $196.7 million for the same period during 2006. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2007 as compared to those in 2006. The achieved TCE rate per day, excluding FFAs, increased 82.4% from $16,906 per day in 2006 to $30,843 per day in the same period of 2007. The available days for the fleet increased 85.1% to 19,219 in 2007 from 10,382 days in 2006.

Revenue from port terminal operations for the year ended December 31, 2007 was $9.7 million as compared to $8.7 million in the same period of 2006. This is attributable to the increased throughputs in the year ended December 31, 2007 of 2,480,017 tons as compared to 2,216,800 tons in the same period of 2006.

EBITDA for the year ended December 31, 2007 of $349.9 million was favorably affected by a $167.5 million gain relating to the sale of assets to Navios Partners. In addition, EBITDA does not include $9.0 million that is otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Taking into account these items, EBITDA for the year would have been $191.4 million as compared to $108.5 million for the same period in 2006 (affected by a one-time charge relating to the write off of a doubtful receivable of $5.4 million). This $82.9 million increase in EBITDA was primarily due to (a) a $6.6 million increase in gain from FFAs (b) a $553.1 million increase in revenue, (c) a $3.5 million increase in interest income from investments in finance leases, (d) a $1.3 million increase in equity in earnings and (e) an increase of $9.0 million relating to finance lease accounting described herein.

The overall favorable variance of $573.5 million was mitigated mainly by (a) the increase in time charter, voyage and port terminal expenses by $473.4 million (b) the increase in general and administrative expenses by $7.4 million (excluding the share based compensation amounting to $0.6 million for the year ended December 31, 2007), (c) the $ 7.7 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of ownership days to 6,473 days in 2007 compared to 3,979 days for the same period in 2006, (d) the $3.0 million increase in net other expenses and (e) the $0.9 million decrease in provision for losses on accounts receivable.

Net income for the year ended December 31, 2007 was affected by a gain of $167.5 million relating to the sale of assets to Navios Partners. Without this item, net income for the year would have been $103.5 million as compared to $32.1 million net income for the same period in 2006 (affected by the one-time charges relating to the write offs of the doubtful receivable of $5.4 million mentioned above and deferred loan financing costs of $5.7 million). The increase in net income by $71.4 million was due to (a) the $82.9 million increase in EBITDA, (b) the $7.0 million increase in interest income, due to the increase in average cash balances during 2007 compared to the same period in 2006 and (c) the $5.2 million decrease in depreciation and amortization expense. This increase of $95.1 million was mitigated primarily by (a) a $9.4 million increase in interest expenses (excluding the write-off of the deferred loan financing costs of $5.7 million in 2006), (b) a $0.6 million increase of share-based compensation expense, (c) a $4.5 million increase in income taxes, an effect of the acquisition of Kleimar in February 2007, (d) the $9.0 million relating to finance lease accounting, and (e) $0.2 million increase of amortization of deferred dry dock and special survey costs.

Navios Holdings’ cash and cash equivalents balance (including restricted cash) on December 31, 2007, was $511.3 million compared to $115.9 million on December 31, 2006.

Time Charter Coverage:

Navios Holdings has extended its long-term fleet employment by concluding agreements to charter out vessels for periods ranging from one to five years. As a result, as of February 19, 2008, Navios Holdings has currently contracted 95.9%, 46.1% and 21.4% of its available days on a charter-out basis for 2008, 2009 and 2010, respectively, equivalent to $213.6 million, $124.9 million and $84.0 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,762, $29,233 and 30,875 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $9,681.

The above figures do not include vessels servicing COA business.

Purchase Option:

In September 2007, Navios Holdings exercised its option to acquire the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004 which was delivered on February 7, 2007. The vessel’s purchase price was approximately $20.5 million and market value is estimated at $90 million. Navios Holdings has 21 additional purchase options exercisable until 2018. Of these, 19 options are for vessels in its core fleet and two purchase options are for vessels in the Kleimar fleet.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its core fleet performance for the three month periods ended December 31, 2007 and 2006, and the years ended December 31, 2007 and 2006.

	Three Months Ended		Year Ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	6,094	2,751	19,219	10,382
Operating Days (2)	6,082	2,714	19,198	10,333
Fleet Utilization (3)	99.8%	98.7%	99.9%	99.5%
Time Charter Equivalent including FFAs (4)	$43,444	$17,846	$32,216	$18,812
Time Charter Equivalent excluding FFAs (4)	$42,447	$17,692	$30,843	$16,906

(1)

Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)

Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.

Fleet Employment Profile:

Navios Holdings controls a fleet of 62 vessels totaling 6.0 million dwt, of which 25 are owned and 37 are chartered-in under long term charters. The company operates 34 vessels totaling 2.8 million dwt and it has 28 newbuildings to be delivered. Two of these vessels are expected to be delivered in 2008 and the remaining 26 at various dates through 2013. The average age of the operating fleet is 4.3 years.

Exhibit 2 displays the “core fleet” employment profile of Navios Holdings.

Conference Call:

As already announced, today, Thursday, February 21, 2008, at 08:30 AM EDT, the Company’s management will host a conference call to provide highlights of the fourth quarter and year-end 2007 financial results.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am EDT on the day of the call. The conference call details are as follows:

Call Date/Time: Thursday, February 21, 2008; 8:30 am EDT

Call Title: Navios Maritime Holdings Inc. Q4 and Year-End 2007 Financial Results Conference Call

US Dial In: +1.800.860.2442

UK Dial In: +0.800.02.80.531

Greek Dial In: +30.211.18.02.000

The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:

US Replay Dial In: +1.877.344.7529

US Replay Passcode: 416390#

UK Replay Dial In: +0.800.90.12.906

UK Replay Passcode: 770#

Greek Replay Dial In: +30.210.94.60.929

Greek Replay Passcode: 770#

Webcast:

This call will be simultaneously Webcast at the following Web address:

http://services.choruscall.com/links/navios080220.html

The Webcast will be archived and available at this same Web address for one month following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of US Dollars)

	December 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$427,567	$99,658
Restricted cash	83,697	16,224
Accounts receivable, net	104,968	28,235
Short term derivative assets	184,038	39,697
Short term backlog assets	2,454	5,246
Due from affiliate companies	4,458	—
Prepaid expenses and other current assets	41,063	6,809
Total current assets	848,245	195,869
Deposit on exercise of vessels purchase options	208,254	2,055
Vessels, port terminal and other fixed assets, net	425,591	505,292
Long term derivative assets	90	—
Deferred financing costs, net	13,017	11,454
Deferred dry dock and special survey costs, net	3,153	3,546
Investment in leased assets	58,756	—
Investments in affiliates	1,079	749
Long term back log asset	44	2,497
Trade name	83,393	86,202
Port terminal operating rights	29,179	29,954
Favorable lease terms	229,393	66,376
Goodwill	70,810	40,789
Total non-current assets	1,122,759	748,914
Total assets	$1,971,004	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$106,665	$37,366
Accrued expenses	37,926	10,726
Deferred voyage revenue	31,056	4,657
Deferred tax liability	3,663	—
Short term derivative liability	256,961	42,034
Short term backlog liability	—	5,946
Current portion of long term debt	14,220	8,250
Total current liabilities	450,491	108,979
Senior notes, net of discount	298,149	297,956
Long term debt, net of current portion	301,680	261,856
Unfavorable lease terms	96,217	—
Long term liabilities	638	979
Deferred tax liability	53,807	—
Long term derivative liability	818	797
Total non-current liabilities	751,309	561,588
Total liabilities	1,201,800	670,567
Commitments and contingencies	—		-
Stockholders’ equity
Preferred stock - $0.0001 par value, authorized 1,000,000 shares. None issued	—	—
Common stock - $ 0.0001 par value, authorized 250,000,000 shares (120,000,000 as of December 31, 2006), issued and outstanding 106,265,165 and 62,088,127 as of December 31, 2007 and 2006, respectively	11	6
Additional paid-in capital	536,306	276,178
Accumulated other comprehensive income/(loss)	(19,939)	(9,816)
Retained earnings	252,826	7,848
Total stockholders’ equity	769,204	274,216
Total liabilities and stockholders’ equity	$1,971,004	$944,783

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in thousands of US Dollars – except per share data)

	Year ended December 31, 2007	Year ended December 31, 2006
	(unaudited)
Revenue	$758,420	$205,375
Gain on Forward Freight Agreements	26,379	19,786
Time charter, voyage and port terminal expenses	(558,080)	(84,717)
Direct vessel expenses	(27,892)	(19,863)
General and administrative expenses	(22,551)	(14,565)
Depreciation and amortization	(31,900)	(37,129)
Provision for losses on accounts receivable	—	(6,242)
Interest income from investments in finance lease	3,507	—
Interest income	10,819	3,832
Interest expense and finance cost, net	(51,089)	(47,429)
Gain on sale of assets	167,511	—
Other income	445	1,819
Other expense	(2,046)	(472)
Income before equity in net earnings of affiliate companies and joint venture	273,523	20,395
Equity in net Earnings of Affiliated Companies and Joint Venture	1,929	674
Net income before taxes	$275,452	$21,069
Income taxes	(4,451)	(4,543)
Net income	$271,001	$21,069
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—
Income available to common shareholders	$266,806	$21,069
Earnings per share, basic	$2.87	$0.38
Weighted average number of shares, basic	92,820,943	54,894,402
Earnings per share, diluted	$2.68	$0.38
Weighted average number of shares, diluted	99,429,533	55,529,688

	Three Months ended December 31, 2007	Three Months ended December 31, 2006
	(unaudited)	(unaudited)
Revenue	$308,530	$51,815
Gain on forward freight agreements	6,080	423
Time charter, voyage and port terminal expenses	(253,042)	(19,524)
Direct vessel expenses	(6,920)	(5,513)
General and administrative expenses	(8,866)	(3,058)
Depreciation and amortization	(9,587)	(8,734)
Provision for losses on accounts receivable	—	(6,242)
Interest income from investments in finance lease	915	—
Interest income	5,089	1,219
Interest expense and finance cost, net	(12,307)	(16,788)
Gain on sale of assets	167,511	—
Other income	96	70
Other expense	(921)	464
Income before equity in net earnings of affiliate companies	196,578	(5,868)
Equity in net earnings of affiliated companies	411	147
Income / (loss) before taxes	$196,989	$(5,721)
Income taxes	(473)	—
Net income / (loss)	$196,516	$(5,721)
Earnings / (loss) per share, basic	$1.88	$(0.09)
Weighted average number of shares, basic	104,352,788	62,088,127
Earnings / (loss) per share, diluted	$1.78	$(0.09)
Weighted average number of shares, diluted	110,142,819	62,088,127

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of US Dollars)

	Year ended December 31, 2007	Year ended December 31, 2006
	(unaudited)
OPERATING ACTIVITIES
Net income	$271,001	$21,069
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,900	37,129
Amortization and write-off of deferred financing cost	1,856	8,004
Amortization of deferred dry dock costs	1,687	1,382
Provision for losses on accounts receivable	—	6,024
Unrealized gain on FFA derivatives	(12,232)	(12,484)
Unrealized gain on foreign exchange contracts	—	(56)
Unrealized (gain) / loss on interest rate swaps	1,279	(85)
Share based compensation	566	—
Gain on sale of assets	(167,511)	—
Deferred taxation	4,451	—
Earnings in affiliates and joint ventures, net of dividends received	(1,251)	(92)
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(67,473)	(12,138)
(Increase) decrease in accounts receivable	(76,016)	(20,556)
(Increase) decrease in prepaid expenses and other current assets	(29,811)	(371)
(Increase) decrease in due from affiliates	(4,455)
Increase (decrease) in accounts payable	59,946	23,480
(Decrease) increase in accrued expenses	20,088	(527)
Decrease in deferred voyage revenue	26,398	(1,486)
Decrease in long term liability	(341)	(1,318)
Increase (decrease) in derivative accounts	70,419	10,937
Payments for dry dock and special survey costs	(2,426)	(2,480)
Net cash provided by operating activities	128,075	56,432
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash received	(145,436)	—
Proceeds from sale of assets	353,300	—
Receipts from finance lease	9,049	—
Deposit on exercise of vessel purchase options	(188,254)	(2,055)
Acquisition of vessels	(44,510)	(108,117)
Purchase of property and equipment	(600)	(1,291)
Net cash used in investing activities	(16,451)	(111,463)
FINANCING ACTIVITIES:
Proceeds from long term loan	141,914	117,153
Proceeds from senior notes, net of discount	—	297,956
Repayment of long term debt and payment of principal	(135,945)	(340,453)
Debt issuance costs	(3,227)	(7,775)
Issuance of common stock	239,566	65,453
Dividends paid	(26,023)	(15,382)
Net cash provided by financing activities	216,285	116,952
Increase in cash and cash equivalents	327,909	61,921
Cash and cash equivalents, beginning of year	99,658	37,737
Cash and cash equivalents, end of year	$427,567	$99,658
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$46,423	$38,917

Disclosure of Non-GAAP Financial Measures

EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.

EBITDA Reconciliation to Cash from Operations

Three Months Ended December 31,

(in thousands of US Dollars)

	December 31, 2007	December 31, 2006
Net cash provided by (used in) operating activities	$(44,935)	$12,435
Net increase in operating assets	78,096	8,308
Net (increase) decrease in operating liabilities	5,504	(4,054)
Net interest cost	7,218	15,569
Deferred finance charges	(461)	(6,215)
Provision for losses on accounts receivable	(550)	(5,963)
Unrealized (gain) loss on FFA derivatives, FECs and interest rate swaps	1,658	(1,244)
Earnings in affiliates, net of dividends received	411	148
Payments for drydock and special survey	304	—
Gain on sale of assets	167,511	—
EBITDA	$214,756	$18,984
Provision for losses on accounts receivable	—	5,361
Gain on sale of assets	(167,511)	—
Effect of finance lease accounting	1,792	—
Adjusted EBITDA	$49,037	$24,345

Year ended December 31,

(in thousands of US Dollars)

	Year ended December 31, 2007	Year ended December 31, 2006
Net cash provided by operating activities	$128,075	$56,432
Net increase in operating assets	177,755	33,065
Net increase in operating liabilities	(176,510)	(31,086)
Net interest cost	40,270	43,597
Deferred finance charges	(1,856)	(8,004)
Provision for losses on accounts receivable	—	(6,024)
Unrealized gain on FFA derivatives, FECs and interest rate swaps	10,953	12,625
Earnings in affiliates, net of dividends received	1,251	92
Payments for drydock and special survey costs	2,426	2,480
Gain on sale of assets	167,511	—
EBITDA	$349,875	$103,177
Provision for losses on accounts receivable	—	5,361
Gain on sale of assets	(167,511)	—
Effect of finance lease accounting	9,049	—
Adjusted EBITDA	$191,413	$108,538

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET)

Owned Vessels

Vessels(1)	Type	Built	DWT	Charter-out Rate (2)	Expiration Date (3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	10/31/2008
Navios Kypros	Ultra Handymax	2003	55,222	43,938	01/28/2008
				34,024	02/14/2011
Navios Magellan	Panamax	2000	74,333	21,850	02/06/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	26,268	03/01/2009
Navios Orbiter (6)	Panamax	2004	76,602	24,700	03/08/2009
Asteriks	Panamax	2005	76,801		—
Obeliks(5)	Capesize	2000	170,454		—

Long-Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (4)	Charter-out Rate (2)	Expiration Date (3)
Navios Vector	Ultra Handymax	2002	50,296	No	9,500	12/17/2008
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/03/2008
Navios Aurora	Panamax	2005	75,397	Yes	24,063	08/15/2008
					33,863	08/15/2013
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	01/04/2008
					27,100	12/09/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/08/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
C. Utopia	Capesize	2007	174,000	No		—
Torm Antwerp	Panamax	2008	75,250	No		—

Vessels to be delivered

Long-Term Chartered-in

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Armonia	Ultra Handymax	05/2008	No	55,100
Phoenix Grace	Capesize	11/2008	No	170,500
Phoenix Beauty	Capesize	12/2009	No	170,500
Navios TBN	Handysize	03/2010	Yes	35,000
Kleimar TBN	Capesize	04/2010	No	176,800
Navios TBN	Handysize	08/2010	Yes	35,000
Navios TBN	Kamsarmax	08/2010	Yes	81,000
Navios TBN	Kamsarmax	09/2010	Yes	81,000
Navios TBN	Kamsarmax	11/2010	Yes	81,000
Navios TBN	Handysize	01/2011	Yes	35,000
Navios TBN	Kamsarmax	01/2011	Yes	81,000
Navios TBN	Kamsarmax	02/2011	Yes	81,000
Navios TBN	Kamsarmax	03/2011	Yes	81,000
Navios TBN	Handysize	05/2011	Yes	35,000
Navios TBN	Handysize	06/2011	Yes	35,000
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Navios TBN	Ultra Handymax	03/2012	Yes	60,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Kamsarmax	01/2013	Yes	82,100

Owned Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Capesize	08/2009	172,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000
______________
(1)	Excludes the Vanessa, a Product Handysize tanker (19,078 dwt) built in 2002, acquired in connection with the acquisition of Kleimar
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming midpoint of redelivery by charterers
(4)	Generally, Navios Holdings may exercise its purchase option after three to five years of service
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned
(6)	In February 2008, Navios Holdings took delivery of the vessel by exercising its purchase option.